AMENDMENT NO. 2
TO
FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
MPLX LP
This Amendment No. 2 (this “Amendment”) to the FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF MPLX LP, a Delaware limited partnership (the “Partnership”), dated effective as of October 31, 2012 (the “Partnership Agreement”), is entered into as of January 28, 2016 by MPLX GP LLC, a Delaware limited liability company (the “General Partner”), as the general partner of the Partnership. Capitalized terms used but not defined herein have the meanings given such terms in the Partnership Agreement.
RECITALS
WHEREAS, Sections 13.1(d)(i) and 13.1(d)(iv) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner to reflect a change that the General Partner determines does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect or is required to effect the intent of the provisions of the Partnership Agreement; and
WHEREAS, the General Partner has determined to effect this Amendment to clarify the calculation of distributions of Available Cash to the General Partner and the holders of Incentive Distribution Rights and such other matters as are provided herein;
NOW, THEREFORE, in consideration of the premises set forth above, the General Partner hereby amends the Partnership Agreement as follows:
Section 1.Amendment. Article VI of the Partnership Agreement is hereby amended to add a new Section 6.10 to read as follows:
“Section 6.10 Special Distribution Provisions Relating to Class A Units. Notwithstanding anything to the contrary in this Agreement, distributions of Available Cash to the General Partner and the holders of the Incentive Distribution Rights as provided for in Section 6.4 and Section 6.5 shall be adjusted, commencing with the payment date of the quarterly distribution declared and paid with respect to the fourth Quarter of 2015 and for each Quarter thereafter, such that the distributions paid to the General Partner and the holders of the Incentive Distribution Rights are calculated without regard to, and do not take into account, any Available Cash distributed to the holders of Class A Units; provided, however, that this Section 6.10 shall be effective only for so long as all of the Class A Units issued and Outstanding, if any, are held by a direct or indirect wholly owned Subsidiary of the Partnership.”
Section 2.    Ratification Of Partnership Agreement. Except as hereby or previously amended, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws.
Section 4.    Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
Section 5.    Counterparts. This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of MPLX LP to be effective as of the date first written above.

GENERAL PARTNER:

MPLX GP LLC

By:	/s/ Gary R. Heminger
Name:	Gary R. Heminger
Title:	Chairman of the Board and Chief Executive Officer

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